UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
WPX Energy, Inc.

2.  Name of person relying on exemption
CalSTRS Investments

3.  Address of person relying on exemption
100 Waterfront Place, 14th Floor
West Sacramento, CA 95605-2807

4.  Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Memo

To: Shareholders of WPX Energy
Contact: Brian Rice, Portfolio Manager, Corporate Governance, California State Teachers' Retirement System (CalSTRS): BRice@calstrs.com
Travis Antoniono, Investment Officer, Corporate Governance, California State Teachers' Retirement System (CalSTRS): TAntoniono@calstrs.com
Date: April 25, 2016
Re: Shareholder resolution requesting disclosure on how the company is measuring and managing methane emissions from its operations
CalSTRS recommends a vote FOR the following resolution:

Shareholders request that the Board of Directors issue a report describing how the company is monitoring and managing the level of methane emissions from its operations. The requested report should include a company-wide review of the policies, practices, and metrics related to WPX Energy's methane emissions risk management strategy. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by December 31, 2016.

The rationale for this recommendation is outlined here and detailed below:

1.	Methane is a greenhouse gas of major concern and relevance.
2.	Methane emissions pose a variety of material risks.
a.	Direct environmental risks;
b.	Regulatory risks;
c.	Risks to the social license to operate;
d.	Reputational risks; and
e.	Governance risks.
3.	Disclosure of how methane emissions are being monitored and managed represents potentially untapped opportunity.
a.	Opportunity to build public trust and confidence of disclosure such as reporting on methane emissions;
b.	Opportunity to uncover additional internal opportunities; and
c.	Opportunity to benefit the industry.
4.	Methane emissions are a loss of saleable product.
5.	There are low cost methane management solutions available.
6.	WPX Energy shows evidence of a lack of robust risk management around environmental issues.
7.	WPX Energy's peers are reporting on methane, yet WPX Energy reports nothing: not the extent of their emissions, nor any measurement systems, and likewise not any oversight or management systems.

Memo

1. Methane is a greenhouse gas of major relevance and concern.

a)	Methane is a potent, short-lived greenhouse gas (GHG) with a global warming potential 84-86 times greater than CO2 over a 20-year time horizon, and 28-34 times greater over a 100-year timeframe.[1]
b)	It is the second most prevalent GHG emitted in the United States from human activities.[2]
c)	In the U.S., natural gas and petroleum systems account for nearly one-third of national methane emissions.[3]
d)	Lifecycle GHG emissions from natural gas (methane) power generation have been estimated to be 20% to 53% less than emissions from coal-fired power generation,[4] provided that leakage in the natural gas system is less than 3.2% from well through delivery at a power plant.[5]
e)	About 25% of the manmade global warming we are experiencing today is caused by methane emissions.[6]

2. Methane emissions pose a variety of material risks.

a)	Direct environmental risks. Emissions of methane (including unintentional releases and leakage or intentional venting) are by definition emissions of a hazardous material that reduces air quality and is a potent contributor to climate change. Fire and explosions are also a significant risk: the oil and gas industry is responsible for more fatalities from fire and explosion than any other private industry by a wide margin,[7] and news reports of such incidents are easy to find.[8] [9] [10]
b)	Regulatory risks. The U.S. EPA is in the process of reviewing and issuing a suite of regulations specifically targeting methane emissions from the oil and gas sector.[11] [12] These are in addition to the Clean Power Plan for existing power plants,[13] the recent joint US-Canada pledge to reduce methane emissions from the oil and gas sectors by at least 40% over the next decade,[14] and the COP21 Paris Agreement. Taken together, we believe it is abundantly clear that methane emissions are increasingly under the microscope and will be subject to substantial regulatory requirements, in addition to current regulations.
c)	Risks to the social license to operate. A social license to operate refers to the level of acceptance and approval by stakeholders and a local community for a company or industry to pursue or continue operations. It is important that the industry maintain its social license to operate, in particular by ensuring that lifecycle GHG emissions from natural gas remain smaller than lifecycle GHG emissions from coal. If these natural gas emissions increase above 3.2% of produced gas, they would exceed coal emissions (in terms of climate impact), and the natural gas industry would then be at risk of losing its already tenuous public support as a climate change solution and the bridge fuel to the future. This makes it critical that the industry demonstrates that emission rates are below 3.2% of produced gas, and relevant data will be needed from all players, including WPX Energy.

1 http://www.ipcc.ch/report/ar5/
2 https://www3.epa.gov/climatechange/ghgemissions/gases/ch4.html
3 https://www3.epa.gov/climatechange/ghgemissions/gases/ch4.html
4 http://graham.umich.edu/media/files/HF-IA-Final-Report.pdf
5 http://www.pnas.org/content/109/17/6435.full
6 https://www.edf.org/methane-other-important-greenhouse-gas
7 http://www.wyofile.com/drilling-industrys-explosion-problem/
8 http://www.wvgazettemail.com/News/201307070002
9 http://www.newsweek.com/chevron-gives-residents-near-fracking-explosion-free-pizza-229491
10 http://www.greeleytribune.com/news/20895698-113/greeley-fire-department-learns-several-lessons-in-its#
11 http://www.eenews.net/stories/1060030955
12 http://www.nytimes.com/2015/08/19/us/epa-announces-new-rules-to-cut-methane-emissions.html
13 https://www.epa.gov/cleanpowerplan/clean-power-plan-existing-power-plants
14 http://www.usnews.com/news/world/articles/2016-03-10/obama-trudeau-target-methane-emissions-in-new-agreement

Memo

d)	Reputational risks. In addition to the various other risks described here, there can be substantial reputational risks connected with operations that emit methane. A prime example comes from SoCalGas, the subsidiary of Sempra Energy responsible for the unprecedented recent methane leak in California. In addition to (or perhaps owing in part to) the nearly $50 million in residential relocation reimbursements they have so far paid[15] and the lingering questions around health impacts,[16] and in addition to the numerous investigations from the DOGGR, LA County Department of Public Health, SCAQMD, CARB, CPUC, EPA, LA District Attorney's Office, and the California Attorney General's Office, and in addition to the 83 lawsuits filed against SoCalGas (as of February)[17] the company is now exposed to substantial risks to its reputation. Timothy O'Connor, director of the Environmental Defense Fund's oil and gas program in California, notes that as a result of the leak, the company faces an uphill battle to repair its environmental reputation, commenting, "…it is going to be a stain. It will be hard to come back."[18]
e)	Governance risks. Many companies only provide the bare minimum of oversight related to methane emissions as is required under law (for instance, related to worker safety). When this occurs, many of the other risks described here may remain unaddressed and unmitigated, which could ultimately lead to loss of shareholder value. Since WPX Energy does not currently disclose any oversight mechanisms or structures (as this proposal would request it to do), it is impossible to know the extent of these sorts of governance risks that may be facing WPX Energy's shareholders.

3. Disclosure of how methane emissions are being monitored and managed represents potentially untapped opportunity.

a)	Opportunity to build public trust and confidence of disclosure such as reporting on methane emissions. A 2013 survey found that one of the more significant drivers of public confidence in a company is its commitment to sustainability, and its efforts to communicate about and deliver on that commitment. It found that 84% of U.S. respondents believed that greater visibility into corporate sustainability efforts would increase trust in a company.[19]
b)	Opportunity to uncover additional internal opportunities. The process of reviewing methane monitoring and management efforts can itself uncover internal opportunities to create or protect shareholder value. When such a review is undertaken, a company may discover unexpected activities or results that create unnecessary risk, or conversely they may fail to find activities that they believed were occurring. This review process itself can yield valuable insights into internal operations that can ultimately create or protect shareholder value.

15 http://www.bizjournals.com/losangeles/news/2016/03/28/socalgas-has-spent-48-million-on-relocation.html
16 http://abc7.com/news/health-issues-linger-after-capping-of-porter-ranch-gas-leak/1263825/
17 http://investor.shareholder.com/sre/secfiling.cfm?filingID=86521-16-91&CIK=92108
18 http://www.bloomberg.com/news/articles/2016-01-11/after-ceo-nabs-record-bonus-sempra-s-gas-leak-raises-questions
19 http://www.businesswire.com/news/home/20130409006035/en/Companies-Build-Public-Trust-Sustainability-Reporting-Research

Memo

c)	Opportunity to benefit the industry. In addition to the benefits that can accrue directly to the company from the disclosure requested in this resolution, there is also the potential for knock-on benefits to the wider industry. The energy sector worldwide is undergoing an undeniable transformation, with alternative technologies and fuels each competing for greater market share and with numerous other demand-side and supply-side changes shifting the energy marketplace. In this context, many have argued that natural gas (methane) has a significant potential to act as a "bridge fuel," or a fuel that bridges the gap between the carbon-intensive energy mix of today and the low-carbon energy mix of the future. Enhanced disclosure of methane measurement and management could contribute to a broader appreciation of the potential of methane and validate it in the eyes of important stakeholders as a better alternative to other fossil fuels such as coal.

4. Methane emissions are a loss of saleable product.

a)	Natural gas that is released into the atmosphere either intentionally or unintentionally represents a direct loss of potentially saleable product.
b)	A pair of recent studies (using direct measurements from the atmosphere) estimated that approximately 2,421 Gigagrams of methane is emitted annually in the United States from natural gas production operations.[20] [21] At the average 2015 Henry Hub spot price of $2.62 per MMBtu,[22] this represents an annual loss of over $330 million of saleable product.[23]

5. There are low cost methane management solutions available.

a)	This loss of potential product might be at least partially justifiable (strictly in terms of economics) if the cost involved in capturing the natural gas was prohibitively high, but it is not. A report from ICF International notes that adopting available emissions-control technologies and operating practices at an average annual cost of less than one cent per thousand cubic feet of produced natural gas could substantially reduce emissions.[24] At that cost, a major portion of that $330 million of otherwise wasted product described above could be partially saved at a cost of less than $1.3 million.[25] Clearly, the potential cost savings heavily outweigh the potential costs.
b)	Relative to all natural gas production from U.S. oil and gas, the same study found that methane emissions could be reduced by 40% below projected 2018 levels at the same cost (an average annual cost of less than one cent per thousand cubic feet of produced natural gas). This would require a capital investment of $2.2 billion, which data from the Oil & Gas Journal shows to be less than 1% of annual industry capital expenditure.[26]

20 http://pubs.acs.org/doi/abs/10.1021/acs.est.5b02275
21 http://www.pnas.org/content/110/44/17768.full
22 https://www.eia.gov/dnav/ng/hist/rngwhhdA.htm
23 2421 Gg * (1000000 Gg/kg) = 2421000000 kg * 55.5 MJ/kg = 134365500000 MJ / 1055.56 MMBtu/MJ = 127293095.61 MMBtu * $2.62/MMBtu = $333,507,910.49
24 https://www.edf.org/energy/icf-methane-cost-curve-report
25 134365500000MJ = 1.255242*1011 ft3 * ($0.01/1000ft3) = $1,255,242
26 https://www.edf.org/energy/icf-methane-cost-curve-report

Memo

6. WPX Energy shows evidence of a lack of robust risk management around environmental issues.

a)	The federal government manages approximately 700 million acres of oil and gas resources nationwide, located beneath lands that are home to America's last wild places (e.g., national forests and wildlife refuges) and drinking water sources for millions of people.[27]
a.	From 1998 to 2011, the Department of the Interior reported that the company responsible for the most violations on these federal lands was WPX's predecessor, Williams Companies Inc., which was issued 98 violations per well during that time period.[28]
b.	In addition to the greatest number of violations, WPX and its predecessor were also connected to the largest recorded spill in the top 15 oil and gas states in 2013, when nearly 3 million gallons of produced water were spilled at a WPX site in Wyoming's Powder River Basin.[29]
c.	The following year, in 2014, another 56,000 barrels of produced water spilled from the coalbed methane production site in Wyoming, marking the second consecutive year WPX recorded the largest spill by volume.[30]
b)	In 2013 and 2014, WPX was listed among the top 10 U.S. onshore companies for spills, with over 170 and 145 spills, respectively.[31] [32]
c)	WPX has been named in hydraulic fracturing connected lawsuits and received notices of alleged violations related to hydraulic fracturing.[33]

7. WPX Energy's peers are reporting on methane, yet WPX Energy reports nothing: not the extent of their emissions, nor any measurement systems, and likewise not any oversight or management systems.

a)	WPX Energy does not make any voluntary public disclosures concerning their methane emissions – regarding their measurement or management. In fact, a visit to the "Environment" page on their website,[34] where one might expect to find such information if it was available, displays a link to "Learn More" about "Air." This link simply takes the visitor to a press release about a partnership with an LNG company that will be supplying WPX Energy with LNG to use in some of their operations.[35]

27 http://www.blm.gov/wo/st/en/info/About_BLM.print.html
28 https://www.nrdc.org/sites/default/files/fracking-company-violations-IP.pdf
29 https://www.nrdc.org/sites/default/files/fracking-company-violations-IP.pdf
30 http://www.eenews.net/stories/1060025432/print
31 http://www.eenews.net/stories/1059999364
32 http://www.eenews.net/stories/1060025432
33 http://www.sec.gov/Archives/edgar/data/1518832/000151883216000018/wpx20151231-10xk.htm
34 http://www.wpxenergy.com/environment.aspx
35 https://wpx-extranet-media.s3.amazonaws.com/314650/LNG-Services-Agreement.pdf

Memo

b)	By comparison, within the oil and gas industry…[36]
a.	A full 49% of companies report on their leak detection and repair (LDAR) programs, including: Anadarko, Apache, BHP Billiton, BP, Buckeye Partners, Cabot Oil & Gas, Chesapeake Energy, Conoco Phillips, Consol Energy, Dominion Midstream Partners, Enbridge, Encana, Enlink Midstream Partners, EDG Resources, Exxon Mobil, Linn Energy, Magellan Midstream Partners, Marathon Oil, NiSource, Noble Energy, Inc., Occidental, ONEOK, Plains All American Pipeline, Range Resources, Royal Dutch Shell plc, Seneca Resources (National Fuel), Southwestern Energy Co, SpectraEnergy, The Williams Companies, Total S.A., TransCanada, and Ultra Petroleum.
b.	28% of companies report methane emissions…
i.	…as a rate (as a percent of total methane produced and/or as a percent of energy production): Anadarko, Apache, Chevron, Conoco Phillips, Consol Energy, Encana, EOG Resources, EQT Resources, Exxon Mobil, Hess Corp., Marathon Oil, and Range Resources.
ii.	…as a standalone figure: Apache, BHP Billiton, BP, Chevron, Conoco Phillips, Consol Energy, Devon Energy, Enbridge, Freeport-McMoRan Inc., Hess Corp., Marathon Oil, NiSource, Noble Energy, Inc., Occidental, Range Resources, Royal Dutch Shell plc, Spectra Energy, and Total S.A.
c.	8% of companies report their methane emissions policy position, including: Anadarko, Devon Energy, EOG Resources, NiSource, and Noble Energy, Inc.
d.	The Environmental Defense Fund (EDF) notes that WPX fails to report any of the items listed above,[37] painting a picture of WPX as a serious laggard on methane emissions monitoring and management.

Conclusion
The regulatory and market contexts surrounding natural gas and methane are rapidly evolving, and with them, the range of risks investors may be exposed to is likewise expanding. In order to: avoid falling further behind its peers; ensure shareholders have access to information on material risks that could impact their investments and decision-making; and protect shareholder value through promoting proper risk management, CalSTRS recommends a vote FOR this resolution.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by the Company. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS' opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2016 annual shareholders' meeting of WPX Energy.

36 https://www.edf.org/sites/default/files/content/rising_risk_full_report.pdf
37 https://www.edf.org/sites/default/files/content/rising_risk_full_report.pdf